Filed Pursuant to Rule 424(b)(7)

File No. 333-142198

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED SEPTEMBER 27, 2007)

525,000 Shares

THE INTERPUBLIC GROUP OF COMPANIES, INC.

5¼% Series B Cumulative Convertible Perpetual Preferred Stock

(Liquidation Preference $1,000 per Share)

and

Common Stock issuable upon conversion of the Series B Preferred Stock

This prospectus supplement supplements the prospectus dated September 27, 2007 relating to the resale by selling securityholders of our 5¼% Series B Cumulative Convertible Perpetual Preferred Stock (the “Series B Preferred Stock”) and the common stock issuable upon conversion of the Series B Preferred Stock.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.

Investing in our Series B Preferred Stock or shares of our common stock involves risks. You should carefully consider the risks described under “Risk Factors” beginning on page 6 of the prospectus. See also “Cautionary Statement Regarding Forward-Looking Statements” on page iii of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 2, 2007.

SELLING SECURITYHOLDERS

The following information supplements the table of selling securityholders on pages 31 and 32 of the prospectus. Where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling securityholder supersedes and replaces the information regarding such selling securityholder in the prospectus.

We have prepared the table below based on information received from the selling securityholders listed below on or prior to September 28, 2007. However, any or all of the shares of Series B Preferred Stock or shares of common stock listed below may be offered for sale pursuant to the prospectus, as amended or supplemented, by the selling securityholders from time to time. Accordingly, no estimate can be given as to the numbers of shares of Series B Preferred Stock or shares of common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of their shares of Series B Preferred Stock since the date as of which the information in the table is presented.

Information about the selling securityholders may change over time. Any changed information will be set forth in additional prospectus supplements to the prospectus. From time to time, additional information concerning ownership of shares of Series B Preferred Stock and shares of common stock may rest with holders of the Series B Preferred Stock not named in the table below and of whom we are unaware.

Name	Number of Shares of Series B Preferred Stock Beneficially Owned that May be Sold	Percentage of Series B Preferred Stock Outstanding	Number of Shares of Common Stock that May be Sold Hereby (1)	Percentage of Common Stock Outstanding (2)
Alpine Associates (3)	11,904	2.27%	871,258	*
Alpine Associates II, L.P.	1,025	*	75,020	*
Alpine Partners, L.P. (3)	1,845	*	135,036	*
Good Steward Trading Co, SPC Class F	226	*	16,541	*

_________________________

* Less than one percent.

(1)

Assumes conversion of all of the holder’s shares of Series B Preferred Stock at a conversion rate of 73.1904 shares of common stock per share of Series B Preferred Stock. This conversion rate, however, is subject to adjustment as described under “Description of Series B Preferred Stock—Conversion Rights” in the prospectus. As a result, the number of shares of our common stock issuable upon conversion of the Series B Preferred Stock may increase or decrease in the future. Fractions have been rounded down to the nearest whole share, as no fractional shares will be issued upon conversion of the Series B Preferred Stock.

(2)

Calculated based on 471,463,748 shares of common stock outstanding as of July 31, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s Series B Preferred Stock, but we did not assume conversion of any other holder’s Series B Preferred Stock.

(3)

This selling securityholder has identified itself as a registered broker-dealer and, accordingly, an underwriter. Please see “Plan of Distribution” in the prospectus for required disclosure regarding this selling securityholder.

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